Management's Discussion and Analysis

FOR THE YEAR ENDED APRIL 30, 2026

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

1. Introduction

This Management Discussion and Analysis ("MD&A") is intended to help the reader understand Vizsla Silver Corp. ("us", "we", "our", "Vizsla", "Vizsla Silver", "VZLA" or the "Company"), our liquidity, capital resources, and operational and financial performance. This MD&A should be read in conjunction with the Company's audited consolidated financial statements for the year ended April 30, 2026 (the "2026 Financial Statements"), and the related notes contained therein. The Company's consolidated financial statements have been prepared in accordance with the IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

All amounts in the MD&A and the Annual Financial Statements are in United States dollars ("USD"), the presentation currency of the Company, unless identified otherwise. Vizsla's significant accounting policies are set out in Note 4 of the 2026 Financial Statements. Amounts are presented in thousands of United States dollars (unless otherwise stated).

All the Company's public disclosure filings, including its most recent management information circular, annual information form ("AIF"), material change reports, press releases, and other information, may be accessed via SEDAR+ at www.sedarplus.ca and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties. Information on risks associated with investing in the Company's securities is contained in the most recently filed AIF.

All technical reports on material properties, press releases, and material change reports are also filed on the Company's profiles on SEDAR+ at www.sedarplus.ca on EDGAR at www.sec.gov, or on the Company's website: www.vizslasilvercorp.com.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

This MD&A has been prepared by management and approved by the Board of Directors as of July 17, 2026 (the "MD&A Date").

2. Description of business

Vizsla is headquartered in Vancouver, BC. The Company's principal focus is currently its Panuco West Project ("Panuco district" or the "Panuco Silver-Gold Project"), located in the Panuco mining district in the municipality of Concordia, southern Sinaloa state, along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Company has recently filed a feasibility study on the Panuco Project and is proceeding with mine construction. VZLA has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects. The Company is listed on the Toronto Stock Exchange ("TSX") and the NYSE American exchange and trades under the symbol "VZLA".

Vizsla Silver Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 5, 2021, the Company changed its name to Vizsla Silver Corp. The Company shares started trading on the TSX on November 7, 2024, under the symbol "VZLA", before that, the shares traded on the TSX Venture Exchange ("TSXV"). On January 21, 2023, Vizsla Silver Corp. was listed on the NYSE American exchange and commenced trading under the symbol "VZLA".

The Company has no substantial revenue and supports its operations through equity funding or sale of assets such as mineral properties. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See the section related to "Risks and Uncertainties" in this MD&A.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

3. Key events

The following are the Company's key events for the year ended April 30, 2026, and to the date of this MD&A.

Panuco West project development

  On June 6, 2026, Vizsla announced that it has awarded an equipment supply agreement to FLSmidth for its wholly owned Panuco silver-gold project in Sinaloa, Mexico, covering the engineering and supply of major process plant equipment across the full flowsheet outlined in the 2025 feasibility study. The agreement supports both the initial 3,300 tonnes per day ("tpd") Phase 1 operation and planned expansion to 4,000 tpd, with early engineering activities underway under a limited notice to proceed as definitive terms are finalized, marking a key procurement milestone in advancing the project toward development.
  On April 23, 2026, the Company announced it had awarded the Engineering, Procurement and Construction Management contract to M3 Engineering & Technology Corp. and has entered into a Mine Design and execution support contract with Mining Plus. Both contractors will support the advancement of the Panuco silver-gold project.
  On November 12, 2025, the Company announced positive results from its independent Feasibility Study (the "Feasibility Study") on its 100%-owned flagship Panuco silver-gold project. The Feasibility Study provides a robust case for developing the Panuco silver-gold project as a high-margin, underground precious metals mine with low initial capital requirements and rapid payback.

The Feasibility Report was completed by Ausenco Engineering Canada ULC, supported by Mining Plus Canada Consulting Ltd. and SGS Canada Inc., in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Details of the Feasibility Study are provided in a technical report filed under the Company's SEDAR profile entitled, "Panuco Project NI 43-101 Technical Report and Feasibility Study" with an effective date of November 4, 2025 (the "Technical Report").

The Company is advancing permitting and targeting a construction decision upon receipt of required approvals.

  On February 12, 2026, the Company reported that five of the individuals remained unaccounted for. In addition to cooperating fully with Mexican authorities as their investigation and search continues, the Company is thoroughly reviewing the circumstances surrounding these tragic events. The Company remains committed to responsibly developing the Panuco district over the long term and maintaining its investment in the community of Concordia.
  On February 9, 2026, the Company reported that it had been informed by a number of families that their relatives, who were taken from the Company's project site in Concordia, Mexico, had been found deceased.
  On January 13, 2026, the Company reported additional high-grade intercepts at Copala with Geotechnical drilling from 11 geotechnical drill holes. The reported results correspond to 29 oriented geotechnical drill holes completed within the Copala, Tajitos and Napoleon resource areas between May 2025 and August 2025.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Financing and Corporate

  On May 14, 2026, VROY announced that it entered into a definitive arrangement agreement with Elemental Royalty Corporation ("Elemental"), pursuant to which Elemental will acquire all of the issued and outstanding common shares of VROY for $239M (CAD$327M). The transaction was subsequently approved by shareholders on July 10, 2026. Elemental received court approval on July 14, 2026. Subject to the satisfaction of customary closing conditions, the transaction is expected to close in August 2026. As a result of the transaction, the Company will no longer hold an investment in VROY.
  On May 26, 2026 Vizsla announced that its subsidiary, Minera Canam, entered into an unsecured MXN$173,000 (approximately $10,000) five-year working capital facility with Mexican government-backed Fideicomiso de Fomento Minero ("FIFOMI"), approved May 4, 2026. The facility, bearing interest at Interbank Equilibrium Interest Rate (TIIE, from its Spanish name, Tasa de Interés Interbancaria de Equilibrio) plus 4.6681%, with a two-year principal grace period, is intended to fund operating and working capital requirements at the Panuco project.
  On May 19, 2026, pursuant to the Company's Omnibus Equity Incentive Compensation Plan, Vizsla granted to directors, officers and employees 3,908,000 stock options at an exercise price of Canadian Dollar ("CAD") $5.16 exercisable for a period of five years and vesting over the next two years, 1,849,000 restricted share units ("RSUs") vesting in three equal instalments on the first anniversary of the grant date and 300,000 deferred share units ("DSUs") vesting immediately.
  As at April 30, 2026, the Company changed its presentation currency from Canadian dollars to United States dollars. The change in presentation currency enhances comparability of the Company's financial results against its peers and to better reflect the currency in which the Company's financing activities are primarily conducted.

As of April 30, 2026, Vizsla Silver is well funded with cash and cash equivalents of $427,310 (April 30, 2025 - $96,000 and $8,600, in Short-term investments).

  On December 18, 2025, the Company entered into an agreement to acquire from Minera Fresnillo S.A. de C.V. ("Fresnillo"), a subsidiary of Fresnillo Plc, ten claims comprising 2,378 hectares along the highly prospective Panuco-San Dimas corridor. Seven of these claims comprising 1,734 hectares are strategic and occur adjacent to the Panuco project covering prospective areas or potential extensions to veins with known mineralization. Total consideration comprised $2,000 in cash and 854,697 common shares, which are subject to a four month statutory hold period.
  On November 24, 2025, the Company announced the closing of the offering of 5.00% convertible senior unsecured notes (the "Notes") due 2031 for a principal amount of $300,000, which includes the exercise in full by the initial purchasers of their option to purchase an additional $50,000 of Notes. Concurrently with the issuance of the Notes, the Company purchased cash-settled call options (the "Capped Calls") with a strike price equal to initial conversion price of the Notes of $5.84 and with a cap price of $10.51 per share, a term consistent with the term of the Notes. This transaction effectively increased the conversion price of the Notes up to $10.51 per share. The purchase price for the Capped Call transactions was approximately $47,490.

4. Outlook and upcoming milestones for 2026

The Company's key initiatives include detailed engineering, underground drilling, geophysical surveys, and optimization work required to enter a construction decision of the Panuco West project.

Advancing detailed engineering of the mine and process infrastructure as it transitions into project execution, including the selection of key partners for construction and mining.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

A planned 10,000-tonne bulk sample material will support a fifth phase of metallurgical testwork to optimize silver and gold recovery, reagent usage, and further rheological testing to ensure robustness of tailings and paste backfill.

The Company's target for 2026 is 58,000 metres of diamond drilling across the Panuco district and 9,000 metres at the Santa Fe project.

Key objectives for the year include:

  Advance detailed engineering and select contractors for construction and mining.
  Advance ongoing test mine and bulk sample program.
  Continue underground infill and expansion drilling to support an updated project MRE.
  Advance district-wide surface exploration drilling, including follow up test work at Animas.
  Complete updated district-scale airborne EM survey.
  Advance mapping and sampling on the Panuco and Santa Fe projects and start prospective mapping at La Garra.
  Advance systematic surface vibration and audible noise monitoring in the municipality of Concordia to inform crown pillar design and verify community impact mitigation measures.

5. Environmental, Social, and Governance ("ESG")

During the year ended April 30, 2026, the Company released its third annual Sustainability Report (the "Report"), which highlights the Company's continued dedication to sustainable growth and gives an overview of key initiatives and measurable achievements made in the areas of community engagement and environmental footprint.

The Company has invested over $600 into local community well-being initiatives.

Additionally, Minera Canam S.A. de C.V. ("Minera Canam"), a wholly owned subsidiary of Vizsla Silver, earned, for the fourth consecutive year, the Empresa Socialmente Responsable (ESR) distinction from the Mexican Center for Philanthropy (CEMEFI).

6. Operating performance

1. Panuco District

The Panuco Silver-Gold Project is in the Panuco-mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Project covers a total area of 7,610 hectares, including the Fresnillo acquired mining concessions.

As of the date of this MD&A, Vizsla Royalties Corp. holds 3.5% Net Smelter Return ("NSR") on the Silverstone Concessions, of which 0.5% was retained from the spin-out from the Company, and 2.0% NSR on multiple properties that are part of the Panuco-district.

Geology

The Panuco district is located along the western margin of the Sierra Madre Occidental ("SMO"), an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that is separated into the Lower Volcanic Complex (LVC) and the Upper Volcanic Series (UVS). The stratigraphic column in the Project consists predominantly of intrusive, volcanic and volcaniclastic rocks of intermediate to felsic composition of the LVC that have been intruded by younger domes and dikes of rhyolite and basalt compositions of the UVS. An approximately 9 by 3-km pluton of diorite to quartz diorite composition and lavas and tuffs of andesite composition are the main host lithologies of the epithermal veins in the district.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Mineralization

Mineralization on the property comprises several epithermal veins that range from decimetres to greater than 10 metres in width occurring in corridors up to 3.7 kilometres long. Veins have narrow envelopes of silicification, local argillic alteration and are usually marked by clay gouge when they are emplaced along reactivated faults. The broader alteration envelope comprises propylitic alteration bearing chlorite, pyrite and epidote. The mineralization along the vein corridors comprises quartz-carbonate veins - breccias bearing fine-grained disseminated pyrite, sphalerite, galena, acanthite and electrum.

Exploration Update

During the year ended April 30, 2026, the Company completed approximately 7,400 metres of exploration drilling from surface and underground combined. And more than 10,300 metres drilled as part of the Geotechnical drill program. As of April 30, 2026, the Company drilled an estimated cumulative 413,200 metres (1,100 drill holes) since the inception of the Panuco Project. Results from November 2019 to February 20, 2025 (drilling cut-off date for the Technical Report) were presented in the Mineral Resources Estimate section of the Technical Report. The Company expanded its LiDAR survey coverage from the Panuco project.

Underground and development activities for the Panuco West Project

The test mining program at Panuco West is focused on key areas of underground development and surface infrastructure designed to support the ultimate extraction and processing of bulk mineralization from Copala. The underground scope includes approximately 1,070 metres of ramp and lateral development, with 170 metres dedicated to ore development. Mining methods include portal and ramp preparation as well as ore development tunnels, designed for safe and efficient bulk sampling.

For the year ended April 30, 2026, underground development was approximately 850 metres in waste with 130 metres of lateral development remaining to reach the Copala ore vein. As of April 30, 2026, the Company has developed a total of 852 metres, including 640 metres of decline, 21 metres of safety bays, 11 metres of electrical substation, 90 metres of access level, 24 metres of sumps, 5 metres of refuge station, and 61 metres of exploration drilling bays. Additionally, a passing bay was prepared for traffic control on the main ramp between the 500-and 480-levels.

Feasibility Study for the Panuco West Project

Feasibility Study Highlights (Base Case)

Base Case metal prices used in this analysis were US$3,100 per Au ounce ("oz") and US$35.50 per Ag oz. These prices were based on long-term consensus average prices.

The following list includes multiple estimates:

  The Feasibility Study considers 3,300 tpd production rate for the first three years, expanding to 4,000 tpd in year 4, producing silver-gold doré with an initial mine life of 9.4 years. On an after-tax basis, an NPV(5%) of US$1,802 million, 111% of IRR, and payback period of 7 months.
  The Proven and Probable Mineral Reserve1 for the Panuco project is estimated at 12,800 kt at an average grade of 249 g/t Ag and 2.01 g/t Au or 416 g/t AgEq .

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)
  Average annual payable production of 17,400 koz AgEq2 per year (10,130 koz Ag per year and 83 koz Au per year). Years 1-5 average annual payable production of 20,078 koz AgEq per year (12,067 koz Ag per year and 92 koz Au per year)
  Life of mine ("LOM") cash costs3 of US$8.56/oz payable AgEq on a co-product basis, all-in sustaining costs (AISC4) of US$10.61/oz payable AgEq on a co-product basis

1. The effective date of the Mineral Reserve Estimate is November 4th, 2025.

2. AgEq oz = Ag oz + Au oz x (US$3,100/oz Au ÷ US$35.50/oz Ag).

3. Total cash costs consist of operating cash costs plus royalties and offsite (refining & transport) charges, such measures are presented in accordance with NI 43-101.

4. AISC consist of total cash costs plus sustaining capital and closure costs, such measures are presented in accordance with NI 43-101.

Information referenced in this MD&A has been derived from the Company's feasibility study, which includes certain financial performance measures that may be considered non-GAAP financial measures and do not have standardized meanings under International Financial Reporting Standards ("IFRS"). These measures may not be comparable to similar measures reported by other issuers. Readers should refer to the Feasibility Study, available under the Company's profile on SEDAR+ www.sedarplus.com, for further details regarding these measures and the assumptions used in their calculation.

Mineral Reserves

The Proven and Probable Mineral Reserve for the Panuco West project is estimated at 12.81 Mt at an average grade of 249 g/t Ag and 2.01 g/t Au or 416 g/t AgEq, as summarized in following table.

The initial Mineral Reserve estimate was prepared by Jason Blais, P.Eng., Principal Mining Consultant of Mining Plus with an effective date of November 4th, 2025.

Classification	Tonnes	Grade			Contained Metal
	(kt)	Ag (g/t)	Au (g/t)	AgEq (g/t)	Ag (k oz)	Au (k oz)	AgEq (k oz)
Proven	1,948	308	2.35	502	19,264	147	31,424
Probable	10,854	239	1.95	400	83,351	681	139,687
Planned Stockpile Proven	4	330	3.70	635	41	0.5	82
Probable	3	318	2.90	558	34	0.3	54
Total Proven + Probable[1]	12,809	249	2.01	416	102,689	829	171,246

1. The Mineral Reserve is estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.

Mineral Reserves are based on Measured and Indicated Mineral Resource Classifications only.

The Mineral Reserve was calculated using long-term metal prices of US$28.50/oz Ag, US$ 2,300/oz Au.

The block model NSR value was calculated on an individual block basis using interim Phase 2 process recovery formulas for each zone. Copala/Tajitos Ag process recovery calculated as 1.56*ln(Ag g/t) + 83.9)/100 and Copala/Tajitos Au process recovery calculated as 1.96*ln(Au g/t) + 91.4)/100. Napoleon/Luisa Ag process recovery calculated as 8.8*ln(Ag g/t) + 44)/100 and Napoleon/Luisa Au process recovery calculated as 1.7*ln(Au g/t) + 93.7)/100.

The Mineral Reserve is estimated using three NSR cut-off values (COV). A Fully Costed COV was calculated at US$105.72 for Long Hole Stoping (LHS) and US$129.33/t for Drift and Fill (DAF), an Incremental COV of US$ 87.00 /t for LHS and US$ 110.00 /t for DAF and a Marginal COV of US$33.00/t applied to development that must be mined to access production areas.

The Planned Stockpile is anticipated to be mined from the Copala orebody as part of the ongoing Test Mine bulk sample activities prior to the start of the Feasibility Study mine schedule.

Royalty rates of 3.5% and 2.0% were applied to the deposit based on royalty boundaries. The 2.0% royalty boundary only affects a portion of the Napoleon deposit.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

AgEq (g/t) = (Ag(g/t) + 82.54*Au(g/t)) for Copala & Tajitos and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon & Luisa at 3.5% royalty and AgEq = (Ag(g/t) + 82.97*Au(g/t)) for Napoleon at 2% royalty. AgEq is expressed based on a number of revenue factors. See Table 6 for a complete list of inputs used to calculate NSR and AgEq factors.

Mining recovery between 90% to 100% is applied to the estimate depending on the mining method and is reduced in some areas based on geotechnical guidelines or mining sequence. Mining recovery averages 96% for the overall project.

The Mineral Reserve includes both planned and unplanned dilution. Unplanned dilution includes dilution from overbreak, backfill and material handling. Dilution within Stope Optimizer (SO) outputs was estimated at 36% and additional unplanned dilution of 2% was added for backfill dilution in longhole stopes. Internal dilution in DAF mining within the mining shape was estimated at 31% and additional backfill dilution in DAF was estimated at 5%.

For LHS, a minimum mining width of 1.5 metres was used excluding overbreak and unplanned dilution, and for DAF, a minimum mining width of 5.0 metres was used.

The economic viability of the Mineral Reserve is demonstrated using a discounted cash flow model.

The independent and qualified person for the Mineral Reserve, as defined by NI 43-101, is Mr. Jason Blais, P.Eng., Principal Mining Consultant for Mining Plus Canada Consulting Ltd.

The effective date of the Mineral Reserve Estimate is November 4th, 2025.

Totals may not add up due to rounding.

Mineral Resource Estimate

On January 9th, 2025, the Company announced the results of the Panuco West project Mineral Resource Estimate update. The company, in conjunction with an independent qualified person ("QP") completed a geostatistical block model estimate. Details of the methods used, and other project information are available for review in a National Instrument ("NI") 43-101 compliant report (the NI technical report is a

Canadian document that summarizes material scientific and technical information for a mineral property, required by the Canadian Securities Administrators) available on SEDAR+ (February 20, 2025).

Panuco West Project Resource Summary - January 9, 2025 (150 g/t AgEq cut-off) or (1.97 g/t AuEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	Au Eq
	(Mt)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Measured & Indicated	12.96	307	2.49	0.27	0.85	534	6.58	127,819	1036	34.9	110.2	222,362	2,739
Inferred	10.50	219	1.96	0.30	1.01	412	4.91	73,621	660	31.2	106.2	138,711	1,654

The classification of the current Mineral Resource Estimate into Indicated and Inferred is consistent with current 2014 CIM Definition Standards - For Mineral Resources and Mineral Reserves.

Tables presented include only the Copala and Napoleon deposits, which inform the Feasibility Study mine plan. The complete project-wide Mineral Resource Estimate will be available in the Technical Report.

All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.

All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models (considered mineable shapes), and are considered to have reasonable prospects for eventual economic extraction.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

It is envisioned that the Panuco Project deposits may be mined using underground mining methods including longhole stoping (LHS) and/or drift-and-fill (DAF). Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.

Based on the size, shape, general thickness and orientation of the majority of the mineralized zones within the project area, it is envisioned that the deposits may be mined using a combination of underground mining methods including longhole stoping (LHS) and/or drift-and-fill (DAF).

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

The base-case AgEq Cut-off grade considers metal prices of $26.00/oz Ag, $1,975/oz Au, $1.10/lb Pb and $1.35/lb Zn and considers metal recoveries of 93% for Ag, 90% for Au, 94% for Pb and 94% for Zn.

The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t and processing, treatment, refining, and transportation cost of $30.00/t and G&A cost of $20.00/t of mineralized material.

The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Mineral Resources are inclusive of Mineral Reserves.

2. Panuco Central & East Project

The Animas vein-system is located approximately six kilometres to the northeast of the Copala resource area, emplaced on reactivated northwest- to west-northwest-trending normal fault that dips to the southwest. The Animas system hosts the largest number of historical workings, including the Rosarito and Cuevillas veins with a current inferred resource of 7.01 Moz AgEq.

Exploration Update

The Company plans to follow up on the La Pipa discovery with additional exploration-delineation stage drilling subject to ongoing exploration success.

On March 31, 2025, the company intersected a new high-grade discovery in the Animas zone, approximately six kilometres northeast of the Copala resource area along the Animas Vein system and beneath historic mine workings.

3. Santa Fe Project

The Santa Fe Project is in the Sinaloa State and immediately south of and contiguous to Vizsla's El Richard and San Enrique Project. The Project covers a total area of 12,230 hectares (including both producing and exploration concessions). The Santa Fe "producing" mine with a 350 tonnes per day flotation plant is located approximately 22 km southeast of Panuco Project.

Exploration Update

The Company plans initial reconnaissance drilling and ongoing technical work to support future drill programs at Santa Fe. As of April 30, 2026, the Company has completed drilling of 170 m in one hole, mapping over 221 hectares around the Santa Fe mine area and has collected 64 rock samples.

4. La Garra Project

The La Garra Project is located 108 kilometres northeast of the City of Mazatlan, in the Municipality of Mazatlan, Sinaloa, Mexico and approximately 32 km north-northwest of the Panuco Project and 32 km south-southwest of San Dimas in the Mazatlán municipality. The La Garra-Metates Project covers a total area of 16,960 hectares in the heart of the emerging silver-gold-rich Panuco - San Dimas corridor.

The Company acquired the project with a 1% NSR royalty agreement for the La Garra-Metates District and has the right to repurchase such royalty at any time for consideration of $750. In addition, the agreement has a finder's fee of 2% NSR of the project payable to an arm's length Mexican Company.

Exploration Update

As of April 30, 2026, the Company completed LiDAR surveying over 19,700 hectares, to aid future prospecting and mapping at La Garra. The Company plans to conduct a remote sensing assessment of the property that will complement future prospecting and mapping efforts.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

5. San Enrique Project

The San Enrique Prospect is partially adjacent to the southern boundary of the Panuco project. The Project covers a total area of 10,670 hectares (El Richard with 3,689 and San Enrique with 6,980) in the emerging silver-gold-rich Panuco - San Dimas corridor.

Exploration Update

The Company plans to begin permitting work and remote sensing surveys at San Enrique in 2026 to support the prioritization of future prospecting and generative exploration work.

7. Financial performance

The figures in the following tables are based on the 2026 Financial Statements of the Company which were prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Company's 2026 Financial Statements are presented in US dollars, which is the Company's functional currency effective November 1, 2025 and treated for prospectively under IAS 21. The Company also changed its presentation currency to US dollars effective April 30, 2026 treated for retrospectively. Management has disclosed the key factors considered in determining the change in functional currency in Note 5 -Significant judgements and estimates in the 2026 Financial Statements of the Company.

2026 vs 2025

During the year ended April 30, 2026, Vizsla reported a comprehensive loss of $14,213, compared to a comprehensive loss of $16,080 in 2025. This included $27,224 of finance costs related to the Notes (2025 $nil).

The foreign exchange gain in for the first nine months of 2026 is a result of converting foreign currency balances to the functional currency at the time, CAD, and then back to the presentation currency, USD using two different methods of translation required under IFRS Accounting Standards: 1) conversion to the functional currency required foreign exchanges differences to be recorded in the income statement, and, 2) conversion back to the presentation currency required foreign exchange differences to be recorded to the balance sheet, in the currency translation reserve. As of year-end April 20, 2026, the net loss for the years 2026 and 2025 was impacted by the above foreign exchange, resulting in a $5,010 gain compared to a $872 loss in 2025.

The translation of foreign operations recorded in shareholders' equity under Accumulated Other Comprehensive Income ("AOCI") was impacted by the Company's change in presentation currency from CAD to USD for the year ended April 30, 2026. The differences are largely related to closing and average exchange rates at each reporting date, resulting in a $24,472 gain in 2026 compared to a $(10,260) loss in 2025.

Q4, 2026 vs Q4, 2025

For the three months ended April 30, 2026, Vizsla reported a comprehensive gain of $79,772, compared to a gain of $5,990 in the same period in 2025, largely due to a $73,782 change in the fair value of the Derivative Liability and Capped Call in 2026 compared to $nil in 2025. The following table summarizes the 2026 and 2025 differences in net loss and other comprehensive loss:

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

$ thousands	Three months	Year ended April 30,	Note
	Q426 v Q425	2026 vs 2025
	$	$
Exploration & Evaluation expenses	(8)	(26)
General and administrative expenses
(Increase)/Decrease office and administrative	(571)	(1,256)
(Increase)/Decrease professional fees	(1,972)	(7,545)
(Increase)/Decrease marketing and communication	1,237	2,932
(Increase)/Decrease regulatory and transfer agent	(35)	(50)
(Increase)/Decrease share-based compensation	(2,118)	(3,935)
(Increase)/Decrease project holding costs	(5,148)	(5,148)
(Increase)/Decrease depreciation	(13)	54
Increase in loss from operations	(8,620)	(14,948)	1
Other Income (expenses)
Increase/(Decrease) interest and finance income	3,759	9,078	2
Increase/(Decrease) finance cost	85,452	(27,224)	3
Increase/Decrease foreign exchange gain	3,156	5,882	4
Increase/(Decrease) Unrealized gain (loss) on investment on instruments	(698)	3,114	5
Increase/(Decrease) gain on debt settlement of Vizsla Royalties	-	(231)	6
Increase/(Decrease) gain on spin out of Vizsla Royalties	62	(9,868)	6
Increase/(Decrease) Share of income of share of Vizsla Royalties	(556)	1,582	6
Increase/(Decrease) financing termination fees	(66)	(642)
Increase/(Decrease) other income	907	851
Increase/(Decrease) in loss before income taxes	83,389	(32,432)
Increase/(Decrease) current income tax	(348)	(433)
Increase in net loss for the period	83,041	(32,432)
Other comprehensive income loss
Items that will be reclassified subsequently
Increase/(Decrease) in translation gain on foreignoperations	(9,081)	34,732	4
Increase in comprehensive loss	73,960	1,867

1) General and administrative ("G&A") expenses

The increase was largely attributable to $5,148 in holding costs incurred following the temporary pause in exploration activities at the end of January 2026. As active evaluation and exploration activities were suspended during the period, these costs no longer met the criteria for capitalization as exploration and evaluation expenditures under IFRS 6 and were expensed as general and administrative costs.

During the year ended April 30, 2026, G&A expenses amounted to $32,382, which was $14,948 higher than the $17,434 recorded in the same period in 2025. This increase was largely due to higher salaries and benefits, reflecting the expansion of the corporate team, along with an increase in consulting and advisory fees for legal, tax, and other administrative services to support the transition from the exploration stage to the development and construction of the Panuco district.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

2) Interest and finance income

During the three-month period ended April 30, 2026, interest and finance income totalled $4,496, an increase of $3,759 compared to $737 recorded in the same period in 2025. The increase was largely attributable to $239,123 net cash increase from the Notes issued in November 2025.

During the year ended April 30, 2026, interest and finance income totalled in $11,338 an increase of $9,078 compared to $2,260 for 2025, driven by the same factors described above.

3) Finance cost

In November 2025, the Company issued the Notes for $300,000 via private placement. The Company received $286,613 after commissions, fees and transaction costs of $13,387. The transaction costs are included in the amortized value of the host contract and amortized over the life of the Notes using the effective interest method.

Under IFRS 9, Financial Instruments, the conversion and redemption features ("Derivative Liability") embedded in the Notes are bifurcated from the host debt and recognized as derivative liabilities because they are not closely related to the host and may be settled in cash, shares, or a combination thereof. The derivative liabilities are measured at fair value on initial recognition and at each reporting date, with changes recognized in profit or loss. The host debt is recognized at the residual amount, after allocating fair value to the embedded derivatives and deducting transaction costs and is subsequently measured at amortized cost using the effective interest method.

As noted above, the driver of finance costs is the issuance of the Notes.

During the three-month period ended April 30, 2026, the Company recorded a change in fair value resulting in a gain on the Derivative Liability and Capped Call for a total of $85,452, which is directly attributable to the market price volatility of the Notes at the end of the reporting periods in Q3, 2026 and Q4, 2026.

During the year ended April 30, 2026, the Company recorded a finance cost loss of $27,224. Comprised of $4,202 loss on revaluation of the derivative embedded in the convertible senior notes, cash interest income of $6,544, accretion of $4,330 from the host liability and a gain on revaluation of $20,455 on the Capped Calls.

4) Foreign exchange

During the three-month period ended April 30, 2026, the CAD and MXN strengthened against the USD, resulting in the Company recording a $2,244 foreign exchange gain in Q4, 2026, an increase of $3,156 from the $912 loss in the same period of 2025.

The Company recorded a foreign exchange gain of $5,010 in FY 2026 compared to the $872 loss in FY2025, an increase of $5,882. The foreign exchange gain in FY2026 was largely the result of the appreciation of the USD relative to CAD on the Company's cash and cash equivalent balances.

5) Investment in equity instruments

During the three-month period ended April 30, 2026, the Company recorded a loss of $1,079 on investments in equity instruments and warrant investments in other entities, compared to a loss of $381 in the same period of 2025 due to market volatility in the metal markets.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

For the year ended April 30, 2026, the Company recorded a gain of $2,783, compared to a loss of $331 for the year ended April 30, 2025. The increase primarily reflects long-term gains in the publicly traded equity securities and the remeasurement of warrants to fair value at the reporting date.

6) Investment in Vizsla Royalties Corp.

During the three-month period ended April 30, 2026, the Company recognized $991 as share of loss from its associate compared to a loss of $435 in the same period in 2025

During the year ended April 30, 2026, Vizsla Royalties Corp. raised cash in a transaction in which the Company did not participate. As a result, the change was assessed as a deemed disposal gain due to the dilution of the Company's ownership interest without a loss of significant influence. For the year ended April 30, 2026, the Company recognized a $1,936 share of income from its associate.

During the year ended April 30, 2025, the Company recognized $9,868 as a gain from the spin-out of Vizsla Royalties and $231 gain on Vizsla Royalties' debt settlement.

Subsequent to the year ended April 30, 2026, on May 14, 2026, Vizsla Royalties announced, that it entered into a definitive arrangement agreement with Elemental, whereby Elemental will acquire all issued and outstanding shares of Vizsla Royalties Corp. for total consideration of approximately US$239 million. The transaction is expected to close in the third quarter of 2026 subject to customary approvals.

8. Review of Annual and Quarterly results

The following table sets out selected annual financial information derived from the Company's Financial Statements for each of the three most recently completed financial years ("FY") of the Company.

	2026	2025	2024
	$	$	$
Total assets	731,499	300,423	198,559
Total current liabilities	13,301	3,464	2,676
Net income (loss)	(38,685)	(5,820)	(11,819)
Net income (loss) per common share	(0.11)	(0.02)	(0.06)

The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the convertible senior notes offering and Capped Call options. The strengthened balance sheet allowed the Company to advance its planned drilling campaigns, expand technical studies, and support project development activities at its core Panuco district and expansion in the Panuco - San Dimas corridor.

	Quarter ended
	April 2026	January 2026	October 2025	July 2025
	$	$	$	$
Total assets	731,499	751,796	443,605	439,843
Total liabilities	300,138	396,647	6,423	5,589
Net income (loss)	78,370	(113,307)	(4,968)	1,220
Net income (loss) per common share	0.22	(0.33)	(0.01)	0.00

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

	Quarter ended
	Apr. 2025	Jan. 2025	Oct. 2024	July 2024
	$	$	$	$
Total assets	300,423	257,862	256,637	196,132
Total liabilities	4,628	3,699	2,864	1,050
Net income (loss)	(4,680)	(2,965)	(3,862)	5,687
Net income (loss) per common share	(0.02)	(0.01)	(0.01)	0.02

During the year ended April 30, 2026, the Company completed the Feasibility Study and is advancing in the detailed engineering and planning for the construction of the Panuco West Project.

During the year ended April 30, 2026, Vizsla continued to expand its property portfolio through the acquisition of additional exploration concessions like the Santa Fe property acquisition which comprises both production and exploration concessions. These newly acquired claims enhance Vizsla's exploration potential and strengthen its asset base consolidating its position along the highly prospective Panuco-San Dimas corridor.

In addition, Vizsla acquired mining claims from Fresnillo which are adjacent to and partially surrounding its Panuco project. This acquisition will provide new high-priority exploration targets and enhances the Company's ability to expand its resource base.

During the year ended April 30, 2026, the Company closed the offering of 5.00% convertible senior unsecured notes due 2031 for a principal amount of $300,000. The company simultaneously entered into Capped Call option transactions with certain financial institutions, the Capped Calls were purchased with a strike price equal to initial conversion price of the Notes of $5.84 and with a cap price of $10.51 per share, a term consistent with the term of the Notes. This transaction effectively increased the conversion price of the Notes up to $10.51 per share. The purchase price for the Capped Call transactions was approximately $47,490.

9. Liquidity and Capital resources

Liquidity

The Company has historically funded its acquisition, exploration, and development activities through equity financings, debt facilities, and recently convertible debt.

While the Company currently has no source of revenue, management believes its cash and cash equivalents of $427,310 (as of April 30, 2026), will be sufficient to fund its business needs well into the future, including exploration, capital expenditures, and meeting working capital requirements. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are periodically revised based on the results of its exploration programs, the availability of financing, and industry conditions.

As at April 30, 2026, the Company's cash and cash equivalents were $427,310 compared to $96,016 as at April 30, 2025. As at April 30, 2026, the Company's working capital was $416,560 compared to $114,554 as at April 30, 2025.

The primary factors that contributed to the increase in cash and cash equivalents from April 30, 2026 to April 30, 2025 include:

  During the year ended April 30, 2026, $413,301 (2025 - $104,631) was generated from financing activities, mainly due to an increase in funds raised through the convertible notes, net of issue costs, the bought deal public offering and financings through its existing ATM facility; offset by the following:

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

  During the year ended April 30, 2026, $11,198 (2025 - $5,199) was used in operating activities and $73,566 (2025 - $28,877) was used in investing activities (see "7. Financial performance" and 8. Review of Annual and Quarterly Results).

  In addition, the increase in investing activities was mainly due to the rise of the excess cash held and the purchase of Capped Call derivative options for $47,490 See "3. Key events - Financing and Corporate"

During the year ended April 30, 2026, the Company's working capital increased by $300,007, largely driven by funds raised through the convertible notes, net of issue costs, partially offset by a $9,836 increase in Interest payable to be paid in Q1, 2027.

Long-term value-added tax receivable increased as of April 30, 2026 to $17,765 (April 30, 2025 - $1,420), which largely consisted of Value-added taxes ("VAT") in Mexico that the Company has paid and is due to be collected from the government of Mexico. The Company believes the balance is fully recoverable and has not provided an allowance. The Company classifies VAT receivables as non-current if it does not expect collection of certain amounts to occur within the next year.

As at April 30, 2026, accounts payable and accrued liabilities amounted to $6,154 (April 30, 2015 - $3,180), which relates to various contractual obligations in the normal course of business. In addition, at April 30, 2026, Interest payable amounted to $6,558 (April 30, 2015 - $nil), Convertible Notes of $237,355 and Derivative Liabilities of $(April 30, 2015 - $nil).

Commitments and Contractual Obligations

The expected maturity of our commitments and contractual obligations as at April 30, 2026 are outlined below table:

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Trade and other payables	$6,154	$6,154	$0	$0	$0
Debt	$377,125	$0	$0	$377,125	$0
Income tax payable	$0	$0	$0	$107	$0
Other Liabilities Reflected on Balance Sheet	$482	$482	$0	$0	$0
Total	$383,761	$6,636	$0	$377,232	$0

Issued and outstanding

As of April 30, 2026, 351,018,130 (April 30, 2025: 298,374,460) common shares with no par value were issued and outstanding.

As of April 30, 2026, Vizsla had 16,325,000 stock options outstanding, with a weighted average exercise price of $2.20. Of these, 12,692,000 were vested and exercisable as at that date, with an average weighted exercise price of $2.06 per share. Subsequent to April 30, 2026, on May 19, 2026, pursuant to the Company's Omnibus Equity Incentive Compensation Plan, Vizsla granted to directors, officers and employees 3,908,000 stock options at an exercise price of CAD$5.16 exercisable for a period of five years and vesting over the next two years, 1,849,000 RSUs vesting in three equal instalments on the first anniversary of the grant date and 300,000 DSUs vesting immediately.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

10. Use of proceeds

Net proceeds of $31,604 from the financing completed during the year ended April 30, 2023 and C$23,903 from the financing completed during the year ended April 30, 2024, were fully deployed to advance the drilling program, to upgrade and expand resources, to provide an updated mineral resource estimate and complete a preliminary economic assessment; complete additional mapping, sampling, geophysics, and drilling to find new bodies of mineralization, and undertake metallurgy, mine engineering studies, a review of mill optimization options, development of our test mine and complete an environment.

Net proceeds from the financing comprised of bought deal public offering, over-allotment option and at-the-market offerings of $66,775 completed during 2025 fiscal year, and the warrants and options exercised of $27,037, are expected to be used to advance the exploration and development of the Panuco district, exploration of the Santa Fe Project, potential future acquisitions, as well as for working capital and general corporate purposes as set out in the Prospectus Supplement.

Net proceeds from the financing comprised of bought deal public offering, over-allotment option and at-the-market offerings completed during the year ended April 30, 2026, for a total of $117,508 are expected to be used to continue to develop of the Panuco district and Santa Fe option acquisition and exploration campaign, as well as working capital and advance with the plans for construction of the Panuco West Project.

In November 2025, the Company issued $300,000 of convertible senior unsecured notes via private placement. The Company received $286,613 after commissions, fees and transaction costs of $13,387. The transaction costs are included in the amortized value of the host contract and amortized over the life of the Notes using the effective interest method.

The table below compares the approximate use of proceeds from the Company's financing and the actual amounts spent up to April 30, 2026.

Use of Proceeds	Bought deal and ATM	Warrants and options exercised	Convertible Notes	Total
	$	$	$	$
Gross proceeds	255,218	27,037	300,000	582,255
Share issue costs	(9,292)	-	(13,387)	(22,679)
Net proceeds	245,926	27,037	286,613	559,576
				-
Spent to Date Allocation				-
Exploration and evaluation assets including acquisitions	(70,187)	-	-	(70,187)
Working capital and general corporate purposes	(14,589)	-	(47,490)	(62,079)
Proceeds available to be spent	161,150	27,037	239,123	427,310

The Company will continue to evaluate and acquire future growth opportunities, including strengthening the land holding in the district. The Company will also continue with the resource/discovery-based drill program.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

11. Off-Balance sheet arrangements

As a policy, the Company does not enter in off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates. Certain of the Company's projects are subject to NSR royalties payable on future production. These royalties are customary in the mining industry and do not represent liabilities as at the reporting date but may reduce future revenues should the related properties enter into commercial production.

12. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company's executive officers, vice presidents and members of the Board of Directors.

During the years ended April 30, 2026 and 2025, the Company had the following related party transactions:

	2026	2025
	$	$
Salaries, consulting and management fees(1)(2)	6,013	3,335
Directors' fees(1)	351	300
General and administrative expenses	843	629
Share-based compensation	7,572	5,181
	14,779	9,445

(1) Accrued or paid including the executive officers and directors for their services. (2)Includes bonuses.

As of April 30, 2026, $482 (April 30, 2025: $285) was payable to companies with common directors and officers.

These transactions are in the normal course of operations and have been valued in the consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Below is a summary of cash compensation paid and share-based compensation expense recognized for the Company's officers and directors.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Cash compensation plus paid bonus	2026	2025
	$	$
CEO fees	976	742
CFO fees	589	364
COO fees	811	676
SVP Business Development and Strategy	347	317
Chief Geologist[1]	322	258
Directors	351	300
	3,396	2,657

Stock-based compensation	2026	2025
	$	$
CEO	774	1,172
CFO	540	569
COO	646	913
SVP Business Development and Strategy	373	319
Chief Geologist[1]	373	301
Directors	863	1,212
	3,569	4,486

Restricted share units	2026	2025
	$	$
CEO	429	129
CFO	217	65
COO	402	328
SVP Business Development and Strategy	156	68
Chief Geologist [1]	160	77
Directors	10	28
	1,374	695

Performance restricted share units	2026	2025
	$	$
CEO	392	-
CFO	196	-
COO	98	-
SVP Business Development and Strategy	131	-
Chief Geologist[1]	131	-
	948	-

1. VP Exploration title changed to Chief Geologist effective January 1, 2026

Additionally, the Company recognised $1,681 of share-based compensation related to DSUs granted during the year.

13. Proposed transactions

As of the date of this MD&A, the Company does not have any proposed transactions.

14. Material Accounting Policies, Standards and Judgements

The preparation of the Financial Statements prepared in accordance with IFRS® Accounting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board ("IASB") requires management to make judgements, estimates, and assumptions that affect the reported amounts in the 2026 Financial Statements.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

These accounting estimates represent management estimates and judgements that are uncertain, and any changes in these could materially impact the Company's financial statements. Management continuously reviews its estimates, judgements and assumptions using the most current information available. The significant judgements and estimates in the application of accounting policies are described in Note 4 of the 2026 Financial Statements, respectively.

Application of New and Revised Accounting Standards

Change in reporting and functional currency

The Company changed its presentation currency from Canadian dollars ("CAD") to United States dollars ("USD") for the year ended April 30, 2026. The change better aligns the presentation of the Company's financial results with its primary capital markets and the currency in which financing activities are predominantly denominated, and improving comparability with peers.

This represents a voluntary change in accounting policy and has been applied retrospectively, with comparative information restated for all periods presented as if the new presentation currency had always been applied, in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IAS 21 The Effects of Changes in Foreign Exchange Rates.

Restatement of previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated statement of financial position and the Statements of profit or loss and other comprehensive income was performed as follows:

• Assets and liabilities were translated at the closing exchange rates at each reporting date.

• The opening statement of financial position as at  May 1 2024 (beginning of the comparative period) was translated using the exchange rate at that date.

• The statement of financial position as at  April 30 2025 (comparative reporting date) was translated using the exchange rate at that date.

• Equity components were translated using historical exchange rates.

• Income and expenses for the comparative year ended April 30, were translated using average exchange rates for the respective periods.

Resulting foreign currency translation differences were recognized in other comprehensive income and accumulated in the foreign currency translation reserve.

As a result of the retrospective application of the change in presentation currency, the Company presents an additional statement of financial position as at May 1, 2024.

Functional currency

Prior to November 1, 2025, the Company and its subsidiaries had functional currencies of CAD and Mexican pesos ("MXN") depending on where they were located. Effective November 1, 2025, the functional currency of the Company and its subsidiaries changed to USD.

This change was determined in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates and has been accounted for prospectively from the date of change.

The Company elected not to change the classification of outstanding warrants as a result of a change in the Company's functional currency.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

New Accounting Standards Issued but not yet Effective

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS

18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its 'operating profit or loss'. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the consolidated financial statements.

The IASB has also issued amendments to IFRS Accounting Standards 9 and IFRS Accounting Standards 7 on classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2026. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company has assessed the potential impact of this amendment as not having a material impact on the Company's consolidated financial statements.

15. Risks and Uncertainties

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The ability of the Company to fund its future operations and commitments is dependent on its ability to generate revenue and to obtain additional financing. Risks of the Company's business include the following:

Financial Instruments and Risks

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument.
  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

During the year ended April 30, 2026 there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques. The following table illustrates the classification of the Company's financial assets and liabilities within their hierarchy as at April 30, 2026 and April 30, 2025:

	Financial Instrument Category (1)	Fair Value Hierarchy	April 30, 2026	April 30, 2025
			$	$
Financial assets
Cash and cash equivalents	B		427,310	96,016
Other receivables	B		1,514	634
Investments
Short-term investments	A	Level 1	-	8,620
Investments in equity instruments	A	Level 1	3,668	240
Warrants investments	A	Level 2	1,138	-
Capped Call Derivative Options	A	Level 3	27,016	-
			460,646	105,510

Financial liabilities
Accounts payable and accrued liabilities	C		6,154	3,179
Due to related parties	C		482	285
Derivative Liabilities	A	Level 3	49,482	-
Convertible Notes	C		237,355	-
			293,473	3,464

(1) Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

The table below shows the effect, at April 30, 2026, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under the following scenarios, detailed in the following table.

Instrument Level 3	Valuation Technique	Main unobservable inputs	Impacts (in USD$) Sens, -5% Unfavorable scenario	Impacts (in USD$) Sens, +5% Favourable scenario
Capped Call Derivative Options	Binomial Option-Pricing Model	Volatility	(6,777)	6,635

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

			Impacts (in USD$) Sens, -2.5% Unfavorable scenario	Impacts (in USD$) Sens, +2.5% Favourable scenario
Derivative Liabilities	Market calibration Model	Credit Spread	(10,137)	8,914

Risks

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed to are:

i. Credit risk

ii. Liquidity risk

iii. Market risk

iv. Foreign Currency risk

v. Interest rate risk

vi. Price risk

The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

i. Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalents are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at April 30, 2026, the cash on deposit at these institutions was more than federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

ii. Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2026, the Company had a cash and cash equivalents balance of $427,310 (April 30, 2025 - $96,016) to settle current liabilities of $13,301 (April 30, 2025 - $3,464).

All of the Company's current liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company also has a Convertible Notes outstanding with a maturity extending beyond 30 days. Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Convertible Senior Notes Offering

On November 24, 2025 the Company closed an offering of 5.00% convertible senior unsecured notes due 2031 (the "Notes") for an aggregate principal amount of $300,000, which includes the exercise in full by the initial purchasers of their option to purchase an additional $50,000 of the Notes (see Note 11).

The Company undiscounted contractual cash flow related to Convertible Notes amount to $17,078 within one year, $45,000 between two to four years, and $315,000 five years from the reporting date.

iii. Market risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements in investment holdings, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

As of April 30, 2026, the Company has outstanding convertible senior unsecured notes that may be converted into common shares upon the occurrence of certain conditions.

In connection with the issuance of the Notes, the Company entered into Capped Call transactions intended to reduce potential dilution and/or offset cash settlement obligations upon conversion of the Notes. The Capped Call transactions are subject to a cap price and will not offset dilution or settlement amounts above such price.

iv. Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of MXN to USD would increase/decrease the net and comprehensive loss for the year ended April 30, 2026, by approximately $47 (April 30, 2025: $16). A 1% change in foreign exchange rate of CAD to USD would increase/decrease the net and comprehensive loss for the year ended April 30, 2026, by approximately $557 (April 30, 2025: $793). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

v. Interest rate risk

The Company is exposed to interest rate risk on its short-term investments and Convertible Notes. The Company's Convertible Notes bear interest at a fixed rate.

Interest rate risk is the risk that the fair value, future cash flows and short-term investments of the Company will fluctuate due to changes in market interest rates. The average interest rate earned by the Company during the year ended April 30, 2026 on its cash and cash equivalents and short-term investments was 3.63% (2025 - 2.19%). A 1% increase or decrease in the interest earned from financial institutions on cash and cash equivalents and short-term investments would result in approximately a $4,273 change in the Company's net and comprehensive loss (April 30, 2025: $960).

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

vi. Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Other Risks and Uncertainties

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and production of mining properties. Additional risks not currently known to the Company or that the Company currently deems to be immaterial, may also impair the Company's operations. If any of these risks occur, including the financial risks above, the Company's business, financial condition and operating results could be adversely affected.

Key risks are described below. For a full discussion of risks, refer to the Company's Annual Information Form for the financial year ended April 30, 2026, and dated July 17, 2026. A copy of the Annual Information Form is available under the Company's profile on SEDAR+ at www.sedarplus.com.

This MD&A also contains forward-looking information that involves risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by the Company as described in the Company's Annual Information Form. Refer to the "Cautionary Statement Regarding Forward-Looking Information".

Operations in Mexico

The Company's Mexican property interests and operations are subject to the political risks and uncertainties associated with investment in any emerging market. The Company's property interests located in Mexico are subject to Mexican federal and state laws and regulations and any variation from the current regulatory, economic, and political climate could have an adverse effect on the affairs of the Company. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. The Company cannot provide any assurances that changes in Mexican federal and state policies, by the current government or any future governments, will not adversely affect the Company's business, financial condition, and results of operations. Investors and credit rating agencies may be cautious about the Mexican government's current policies or future policy changes, which could contribute to a decrease in the Mexican economy's resilience in the event of a global economic downturn.

The security situation across Mexico remains challenging as the country continues to experience high levels of violence and crime due to the activities of organized criminal groups and cartels, particularly in the northern states that border the United States. In response, the Mexican government has implemented various measures to increase security and has strengthened its police and military forces. In particular, the Sheinbaum administration has indicated a militarized approach to combat organized crime, including increased deployment of the National Guard and collaboration with local law enforcement to enhance security measures. However, the effectiveness of these efforts, and efforts to address the root causes of crime such as poverty and lack of education, are still in the early stages and remain uncertain and organized crime (especially drug-related crime) continues to exist and operate in Mexico. The lack of security and safety in Mexico is likely to worsen if and as the economy continues to deteriorate.

The Company is aware that it is exposed to various levels of safety and security risks, which could result in injury or death, damage to property, work stoppages, doré, copper concentrate or other metal-bearing material theft, or blockades of the Company's mining operations and projects. Specific risks associated with conducting business in the region include, but are not limited to, extortion; kidnappings of employees, contractors and visitors; exposure of employees and contractors to local crime related violence and drug trade activity; and damage or theft of Company assets. Additionally, the Company's response to criminal activities can give rise to further risks if not carried out consistently with international standards relating to the use of force and respect for human rights.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

On April 4, 2025, the Company announced that it had temporarily paused field work at the Panuco-Copala Property due to security conditions in the area. In February 2026, the Company experienced a serious security incident involving personnel at site, which resulted in a temporary suspension of certain activities at site. Although the Company maintains security measures and crisis response protocols, there can be no assurance that further incidents will not occur.

Such events, or the perception that such events are likely, could have a material adverse effect on the Company's results of operations and financial condition and could impede the Company's ability to hire and retain qualified personnel and/or engage and retain quality contractor services. Although the Company has implemented measures and developed procedures to address these risks, the unpredictable nature of criminal activities means there is no assurance that the Company's efforts will effectively safeguard personnel and Company property.

Health and Safety

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could cause an interruption to operations, lead to a loss of licences, affect the reputation of the Company and its ability to obtain further licences, damage community relations and reduce the perceived appeal of the Company as an employer. The Company strives to manage all such risks in compliance with local and international standards and has or will implement various health and safety measures designed to mitigate such risks. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

While the Company regularly deploys and reviews the adequacy of its health and safety policies and procedures and their implementation at sites, there can be no assurance that its efforts to mitigate these health and safety risks will be effective. A fatality, serious injury or violation of local health and safety laws and regulations may lead to, among other things, temporary cessation of activities on its properties, or the imposition compliance orders or procedures that adversely impact Company's operational results, financial costs and reputation.

Additionally, the Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company's business could be adversely impacted by the effects of a virus outbreak or other epidemics. The spread of a virus globally could materially and adversely impact the Company's operating activities including but not limited to: employee health, workforce availability and productivity, increased insurance premiums, limitations on travel, and supply chain disruption. A significant outbreak of coronavirus could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

Community Relations and Reputational Risk

The Company's relationships with the communities in which it operates, and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which the Company operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk. Further, damage to the Company's reputation can be the result of the perceived or actual occurrence of any number of events, and could include any negative publicity, whether true or not.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. While the Company strives to uphold and maintain a positive image and reputation, it does not ultimately have control over how it is perceived by others. Damage to the Company's reputation can result from the actual or perceived occurrence of various events, including allegations of fraud or improper conduct, environmental non-compliance or damage, failure to meet the Company's objectives or guidance, and measures implemented to handle negative interactions with community groups. Any of these events could lead to negative publicity for the Company, including on social media and web- based media platforms, regardless of the truth of the underlying event. Reputation loss may lead to increased challenges in developing, maintaining community relations and advancing its projects and decreased investor confidence, all of which may have a material adverse impact on the financial performance and growth of the Company. In addition, due to the location of the Company's operations, an increase in activity as well as publicity through social media could result in the Company being exposed to criminal activity.

Certain non-governmental organizations ("NGOs") that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to the Company's operations, could have an adverse effect on the Company's reputation, impact the Company's relationship with the communities in which it operates and ultimately have a material adverse effect on the Company's business, financial condition and results of operations.

NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel the Company's rights, permits and licences. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on the Company's business and operations. NGO's may also file complaints with regulators in respect of the Company's, and its directors' and insiders', regulatory filings. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in the Company or such directors or insiders and may adversely affect the Company's prospects of obtaining the regulatory approvals necessary for advancement of some or all of its exploration and development plans or operations and the Company's business, financial condition and results of operations.

The Company places a high emphasis on safeguarding the Company's reputation, as once compromised, it can be difficult to restore. For these reasons, the Company's framework for reputational risk management is integrated into all other areas of risk management and is a key component of the codes of business conduct and ethics of which the Company's personnel are expected to observe.

Risks of Project Readiness and Phase Transition

The advancement of the Project from development through construction, commissioning and ramp-up involves significant operational, technical and coordination challenges. Successful transition between these phases requires effective planning, recruitment of qualified personnel, integration of construction and operational teams, and implementation of appropriate systems, procedures and controls.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

There can be no assurance that construction activities, equipment installation, commissioning processes or operational ramp-up will proceed in accordance with current plans or timelines. Delays in recruitment, gaps in technical expertise, insufficient coordination between development and operations functions, or overly aggressive scheduling assumptions could adversely affect project execution.

Mining projects commonly experience commissioning and ramp-up challenges, including lower than expected throughput, recovery rates or operational efficiency during initial production periods. If the Company is unable to effectively manage the transition between project phases, it may incur cost overruns, schedule delays, operational inefficiencies, increased safety or compliance risks, or reduced economic returns, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Development and Contractor Performance Risks

The development of mining projects is subject to numerous risks and uncertainties, including engineering and design challenges, procurement delays, cost escalation, labour availability, contractor performance, supply chain disruptions and changes in market conditions. Capital cost estimates are based on feasibility studies and engineering assumptions that may prove to be inaccurate, and there can be no assurance that actual capital costs will not exceed current estimates. Unanticipated increases in the cost of materials, equipment, fuel, power, labour or services could materially increase project costs and adversely affect anticipated returns.

The Company relies on third party contractors to provide services including drilling, engineering, procurement, transportation and other operational support. The success of the Company's development projects therefore depends in part on the performance and financial capacity of these contractors. Contractor performance may be affected by labour shortages, financial constraints, supply chain disruptions, technical challenges or other operational difficulties.

If contractors fail to perform their obligations in accordance with contractual arrangements, the Company may experience delays, cost overruns, disputes, safety or environmental incidents or regulatory non-compliance. Disputes with contractors could also result in litigation or arbitration, increasing costs and diverting management attention. Although the Company monitors contractor performance and seeks to mitigate risks through contract terms and oversight, contractor activities are not within the Company's direct control. Any such failures could have a material adverse effect on the Company's business, financial condition and results of operations.

16. Disclosure and Internal Control procedures

Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures as per NI 52-109 and defined in Rules 13a-15(e) or 15d- 15(e) and Rules 13a-15(f) or 15d- 15(f) of the Exchange Act of 1934, as amended.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

There were no changes in the Company's internal control over financial reporting and disclosure controls and procedures during year ended April 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, at the direction of the CEO and CFO, will continue to assess the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures, and may make modifications if required.

Vizsla's Management report on internal control over financial reporting and the audit reports of Vizsla's auditors for the year ended April 30, 2026 will be included in Vizsla's 2026 Annual Financial Statements on file with the SEC and Canadian provincial securities regulatory authorities.

17 Additional disclosure for issuers without significant revenue

The significant components of general and administrative expenditure are presented the Company's Financial Statements. Significant components of exploration and evaluation expenditures are included in the Operating and Financial performance sections.

Outstanding Share Data

As of the date of this MD&A, the Company had 354,725,706 common shares issued and outstanding. In addition, the Company also had 18,449,000 stock options outstanding, expiring through May 14, 2031; 3,265,030 RSUs outstanding, vesting through May 14, 2029; 1,433,000 PRSUs outstanding, vesting through November 12,2028; and 1,150,000 DSUs outstanding. The DSUs vest immediately and are redeemable for one common share upon the holder’s departure as an independent director. Details of issued share capital are included in Note 12 of the Financial Statements.

18. Cautionary Note

Forward-Looking Information

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Such forward-looking Statements, estimates and projections contained herein, and the documents incorporated by reference herein, if any, constitute forward-looking statements regarding the Company, its operations, and projects, including, but not limited to, the Panuco-Copala Property (as defined herein). All statements that are not historical facts, involving without limitation, statements regarding future projections, plans and objectives, securing strategic partners and financing requirements and the ability to fund future mine development are forward-looking statements, or forward-looking information. Forward-looking information and statements involve risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such information or statements. Such risk factors and uncertainties include, but are in no way limited to, statements with respect to the effect and estimated timeline of the drilling and assay results of the Company, the estimation of mineral reserves and mineral resources, the timing and amount of estimated future exploration, costs of exploration, capital expenditures, success of exploration activities, permitting time lines and permitting, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, fluctuations in mineral prices, volatility in the global financial markets, increased inflation, and other risk factors, as discussed in the Company's filings with Canadian securities regulatory agencies including the documents incorporated by reference herein.

Management Discussion and Analysis Year ended April 30, 2026 (All amounts are presented in thousands of United States dollars unless otherwise stated)

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made. While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events, or results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company disclaims any obligation to update any forward-looking statements or information, other than as may be specifically required by applicable securities laws and regulations.

Cautionary Note to U.S. Investors

The MD&A was prepared to conform to National Instrument 51-102F1. 51-102F1 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this MD&A may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

Qualified Person

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Jesus Velador, Ph.D. P.Geo., Chief Geologist for the Company, and a "Qualified Person" within the meaning of NI 43-101.